 Filed pursuant to Rule 253(g)(2)
File No. 024-11096

FLORA GROWTH CORP.

40,000,000 Units

65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5
+1 (416) 861 - 2267
www.floragrowth.ca

Offering Circular Supplement No. 2
to the Offering Circular dated December 12, 2019

 Dated: July 16, 2020

This offering circular supplement no. 2 (this “Supplement”) relates to the Offering Circular of Flora Growth Corp. (the “Company,” “we,” “us,” or “our”), qualified on December 12, 2019, and amended on January 22, 2020 (“Offering Circular”), relating to the Company’s Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended, pursuant to which we are offering up to 40,000,000 units (the “Units”) of the Company to be sold in this offering (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this Supplement is to disclose the Company’s engagement of Luis Merchan as President – Consumer Goods for the Company.

President – Consumer Goods

The Company has engaged Luis Merchan as its President – Consumer Goods, which agreement is effective June 15, 2020 (the “Independent Contractor Agreement”).  Pursuant to the Independent Contractor Agreement, Mr. Merchan’s base monthly salary is US$25,000.00 (“Base Fees”), plus applicable harmonized sales tax, if applicable, together with any such increments thereto and bonuses as the Company’s board of directors may from time to time determine.  As part of Mr. Merchan’s engagement, he will be receiving 2,000,000 common shares in the capital of the Company (the “Options”).  The Options will be issued in accordance with the Company’s stock option plan, will have an exercise price of US$0.75 per Option, will expire five years from the date that the Options are granted and will vest immediately upon the date of the grant.  In addition, Mr. Merchan will be issued 5,000,000 common shares in the capital of the Company as follows: (a) 2,000,000 common shares will be issued promptly after the date set forth in the Independent Contractor Agreement; and (b) 3,000,000 common shares will be issued on or about the date on which the Company achieves certain milestones, as determined by the Board.  Pursuant to the Independent Contractor Agreement, following the completion of a three month probationary period, the Company may terminate the Independent Contractor Agreement without cause by making a lump sum payment to Mr. Merchan that is equivalent to 24 months’ Base Fees payable to Mr. Merchan within 30 days of the termination date.

Mr. Merchan is a proven executive with over 10 years of experience in enterprise sales management from industry-leading consumer package goods companies.  Mr. Merchan has a background in corporate strategy, merchandising, expense management, and customer experience.  From January 2020 to the date of this Supplement, Mr. Merchan served as Vice President of Workforce Strategy and Operations for Macy’s Inc. (“Macy’s”), where he managed the enterprise’s profit and loss expense line for its 540-store portfolio.  Throughout Mr. Merchan’s 10-year tenure at Macy’s, Mr. Merchan led various sales and marketing initiatives, including the B2B corporate sales team that was responsible for $160 million in annual revenue and 15% year over year growth.  Prior to Mr. Merchan’s most recent role, Mr. Merchan held various executive-level roles at Macy’s. From January 2019 to December 2019, Mr. Merchan served as VP of Customer Experience and Selling Support Services. From January 2017 to January 2019, Mr. Merchan served as Group VP National Merchandising and Sales – Beauty. From June 2013 to December 2016, Mr. Merchan served as VP Regional Merchandise Execution. Mr. Merchan obtained his Bachelor of Industrial Engineering from Pontifical Xaverian University in Bogota, Colombia and his MBA from McNeese State University.  Mr. Merchan also holds a Graduate Certificate in Marketing Management from Harvard University.

Accordingly, the “Directors, Executive Officers and Significant Employees” section of the Offering Circular is being updated to reflect Mr. Merchan’s engagement as the President – Consumer Goods for the Company.